                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                          CALDERA INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                 (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  12877Q 10 7
                                  -----------
                                (CUSIP Number)


                               STEVEN M. SABBATH
                SENIOR VICE PRESIDENT, LAW & CORPORATE AFFAIRS
                               TARANTELLA, INC.
                               425 ENCINAL STREET
                         SANTA CRUZ, CALIFORNIA  95060
                                (831) 425-7222

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 7, 2001
                                  -----------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------------                                 ----------------------
 CUSIP No. 12877Q107                                        Page 2 of 10 Pages
-------------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TARANTELLA, INC. (I.R.S. Employee Identification Number: 94-2549086)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF CALIFORNIA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          16,041,666
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          14,441,666
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,600,000(1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      16,041,666
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      28.9% (2)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
________________
(1) Shares held pursuant to an escrow agreement, dated May 7, 2001, by and among Tarantella, Inc. (formerly, The Santa Cruz Operations, Inc.), Caldera International, Inc. and Wells Fargo Bank West, N.A. for one year as security for Tarantella's indemnity obligations under the Reorganization Agreement (as defined in Item 4).
(2) Based on the number of shares of Caldera Systems common stock outstanding as of March 5, 2001 (as disclosed in Caldera International's Registration Statement on Form S-4/A filed March 26, 2001) which represent a right to receive shares of Caldera International common stock on a 1-for-1 basis and the issuance of 16,000,000 shares of Caldera International common stock pursuant to the Reorganization Agreement (as defined in Item 4).

     ------------------------                             ---------------------
      CUSIP No. 12878Q 10 7                                 Page 3 of 10 Pages
     ------------------------                             ---------------------


ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D relates to shares of common stock of Caldera International, Inc., a Delaware corporation ("Caldera" or "Issuer"). The principal executive offices of Caldera are located at 240 West Center Street, Orem, Utah 84057

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) The name of the corporation filing this statement is Tarantella, Inc. (formerly, The Santa Cruz Operation, Inc.), a California corporation ("Tarantella").

     (b) The address of the principal executive offices of Tarantella is 425 Encinal Street, Santa Cruz, California 95060.

     (c) Tarantella's principal business is to promote a range of web-enabling software technologies and products that address the needs of a world driven by the Internet, thin-client computing, and open systems. Tarantella is a fully scalable, cross-platform solution that makes it easy to deploy mainframe, Windows, Linux and UNIX applications over the Internet or intranet. Tarantella products provide instant, secure access to applications running on all leading servers, and enable organizations to give users access to any application, from anywhere, anytime.

     (d) Neither Tarantella, nor to Tarantella's best knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Item 2(d).

     (e) Neither Tarantella, nor to Tarantella's best knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Item 2(e).

     (f) With the exception of Ninian Eadie who is a citizen of the United Kingdom, to Tarantella's knowledge, each person listed on Schedule A is a citizen of the United States.

Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Tarantella's directors and executive officers, as of the date hereof.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Tarantella, Inc. (formerly, The Santa Cruz Operation, Inc.) entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"), dated August 1, 2000 and amended on September 13, 2000, December 12, 2000 and February 9, 2001, with Caldera Systems, Inc. ("Caldera Systems") and Caldera International, Inc. ("Caldera"). Pursuant to the Reorganization Agreement, on May 7, 2001, Tarantella acquired 16,000,000 shares of Caldera common stock,

     ------------------------                             ---------------------
      CUSIP No. 12877Q 10 7                                 Page 4 of 10 Pages
     ------------------------                             ---------------------

          $23 million in cash (of which $7 million was previously received and interest thereon was paid by Tarantella) and a non-interest bearing secured promissory note (the "Secured Promissory Note") in the amount of $8 million (which will be repaid in quarterly installments of $2 million beginning in the fifth quarter following May 7, 2001) in exchange for the assets related to Tarantella's Server Software and Professional Services divisions. The companies have also agreed to share revenue from OpenServer products for a period of three years, if sales exceed pre-defined levels during that time.

               References to, and descriptions of, the Reorganization Agreement and the Secured Promissory Note are qualified in their entirety by reference to copies of the Reorganization Agreement and the Secured Promissory Note, included as Exhibits 1 and 4 to this Schedule 13D and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4.        PURPOSE OF TRANSACTION.

               (a)  - (b)

               THE REORGANIZATION AGREEMENT

                    Pursuant to the Reorganization Agreement: (i) Tarantella
               contributed the assets related to its Server Software and Professional Services divisions to Caldera; (ii) Tarantella acquired 16,000,000 shares of Caldera common stock, $23 million in cash (of which $7 million was previously received and interest thereon was paid by Tarantella) and the Secured Promissory Note and (iii) a newly formed, wholly owned subsidiary of Caldera ("Merger Sub") merged with and into Caldera Systems, with Caldera Systems being the surviving corporation of such merger (the "Merger"), and all outstanding Caldera Systems securities converted, on a share for share basis, into Caldera securities having identical rights, preferences and privileges, with Caldera assuming any and all outstanding options and other rights to purchase shares of capital stock of Caldera Systems.

               THE ESCROW AGREEMENT

                    Caldera, Tarantella and Wells Fargo Bank West, N.A. agreed to an Escrow Agreement (the "Escrow Agreement"), pursuant to which, 1,600,000 shares of Caldera common stock to be received by Tarantella were placed into escrow with Wells Fargo Bank West, N.A., as escrow agent, and made available for transfer to Caldera, to serve as security for Tarantella's indemnity obligations under the Reorganization Agreement. The Escrow Agreement terminates on the one year anniversary of the consummation of the Merger, and any remaining shares held in escrow shall be released by the escrow agent to Tarantella.

               THE SECURITY AGREEMENT

     ------------------------                             ---------------------
      CUSIP No. 12877Q 10 7                                 Page 5 of 10 Pages
     ------------------------                             ---------------------

               On May 7, 2001, Caldera and Caldera Systems each entered into a Security Agreement with Tarantella pursuant to which each of Caldera and Caldera Systems granted to Tarantella a first priority security interest, subject to prior liens, in all general intangibles, accounts, inventory, chattel paper and/or documents of Caldera or Caldera Systems directly relating to the OpenServer Business, now owned or existing or hereafter acquired or arising, as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the obligations of Caldera under the Secured Promissory Note.

               References to, and descriptions of, the Merger, the Reorganization Agreement, the Escrow Agreement, Secured Promissory Note and Security Agreements are qualified in their entirety by reference to copies of the Reorganization Agreement, the Escrow Agreement, the Secured Promissory Note and form of Security Agreement included as Exhibits 1, 2, 4 and 5, respectively, to this Schedule 13D and are incorporated herein in their entirety where such references and descriptions appear.

          (c)  Not applicable.

          (d) Upon consummation of the Merger, the directors of Caldera consisted of the directors of Caldera Systems immediately prior to the effective time of the Merger. In addition pursuant to a Stockholder Agreement entered into on May 7, 2001, by and among Caldera, Tarantella and certain stockholders of Caldera (the "Stockholder Agreement"), two individuals to be designated by Tarantella and reasonably acceptable to Caldera shall be appointed to the Caldera board of directors at or prior to the next regularly scheduled board meeting following the date of the Stockholder Agreement.

          References to, and descriptions of, the Stockholder Agreement are qualified in their entirety by reference to copies of the Stockholder Agreement, included as Exhibit 3, to this Schedule 13D and are incorporated herein in their entirety where such references and descriptions appear.

          (e) Upon consummation of the Merger: (i) each of the then outstanding shares of Caldera Systems common stock shall be converted into one share of Caldera common stock, (ii) each of then outstanding options to purchase shares of Caldera Systems common stock will, by virtue of the Merger, and without any further action on the part of any holder, be assumed by Caldera and converted into an option to purchase an equivalent number of shares of Caldera common stock, at an exercise price per share equal to the per share exercise price of such Caldera option in effect at such time, (iii) Caldera shall assume all of Caldera Systems's obligations under Caldera Systems's 2000 Employee Stock Purchase Plan and each of the then outstanding rights to purchase shares of Caldera Systems common stock under such plan, will by virtue of the Merger, and without any further action on the part of any holder thereof, be assumed and converted into a right to purchase the same number of shares of Caldera common stock on the next "purchase date" (as such term is defined in the Caldera Systems 2000 Stock Purchase Plan) following the consummation of the Merger at a purchase price per share determined in accordance with the Caldera Systems 2000 Stock

     ------------------------                             ---------------------
      CUSIP No. 12877Q 10 7                                 Page 6 of 10 Pages
     ------------------------                             ---------------------

          Purchase Plan, and (iv) each share of Caldera Systems common stock held in the treasury of Caldera or any of which are owned by Caldera, Caldera Systems or any direct or indirect wholly owned subsidiary of Caldera or Caldera Systems immediately prior to the consummation of the Merger shall be cancelled and extinguished without any conversion thereof.

               (f)       See Item 4(a)-(b) above.

               (g)- (i)  Not applicable.

               (j) Other than described above, Tarantella currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Tarantella reserves the right to develop such plans).

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) - (b) As a result of the Reorganization Agreement, Tarantella is the beneficial owner of 16,041,666 shares of Caldera common stock (including 41,666 shares of Caldera Systems common stock previously owned, which have been converted by virtue of the Merger into 41,666 shares of Caldera common stock). The aggregate number of shares for which Tarantella is the beneficial owner as a result of the Reorganization Agreement represents approximately 28.9% of the issued and outstanding shares of Caldera common stock. Tarantella has shared dispositive power of the 1,600,000 shares subject to the Escrow Agreements for the limited purposes and with the parties described above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Other than the Merger Agreement, the Escrow Agreement, the Secured Promissory Note, the Security Agreements and the Stockholder Agreement there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Caldera, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies except:

               (i)  The Stockholder Agreement, pursuant to which:

                    (A) Caldera will increase its board of directors to nine members and appoint two nominees of Tarantella reasonably acceptable to Caldera, and for so long as Tarantella owns at least 10% of the outstanding common stock of Caldera, the number of directors comprising the Caldera board shall not be increased above nine, except with Tarantella's written consent;

     ------------------------                             ---------------------
      CUSIP No. 12877Q 10 7                                 Page 7 of 10 Pages
     ------------------------                             ---------------------

               (B) for so long as Tarantella holds: (i) at least 20% of the outstanding common stock of Caldera, Caldera and its board of directors shall nominate two candidates designated by Tarantella reasonably acceptable to Caldera in connection with each stockholder solicitation relating to the election of Caldera directors or (ii) at least 10% and not more than 19.9% of the outstanding common stock of Caldera, Caldera and its board of directors shall nominate one candidate designated by Tarantella reasonably acceptable to Caldera in connection with each stockholder solicitation relating to the election of Caldera directors;

               (C) Caldera's board shall unanimously recommend such Tarantella nominees and the Stockholders shall vote in favor of such Tarantella nominees to the Caldera board;

               (D) for so long as Tarantella owns (of record or beneficially) at least 10% of the outstanding common stock of Caldera, in connection with all matters to be voted on by the stockholders of Caldera, Tarantella shall vote all shares of Caldera Common Stock then owned, directly or indirectly, by it in every case in accordance with the recommendation of the board of directors of Caldera, except that Tarantella may vote its shares as it determines in its sole discretion as to the following specific matters: (i) a change in the fundamental rights of Caldera Common Stock; (ii) certain significant corporate transactions; (iii) a recapitalization in which Caldera common stock is converted or exchanged for a security having substantially different fundamental rights than Caldera Common Stock; (iv) any transaction or matter involving or relating to a conflict of interest between any member of the Board of Directors and Caldera; (v) any business properly brought before any meeting of the stockholders by a stockholder in accordance with Caldera's bylaws; and (vi) any amendment to the bylaws of Caldera;

               (E) Tarantella agrees that it will not, with certain exceptions, until the fifth anniversary of the Effective Date, without Caldera's prior written consent:

                         (i) acquire, or enter into discussions, negotiations, arrangements or understandings with any third party to acquire, beneficial ownership of any Caldera securities entitled to vote with respect to the election of any directors of Caldera ("Voting Stock"), any securities convertible into, exchangeable for or exercisable for, or that may otherwise become, Voting Stock, or any other right to acquire Voting Stock, if the effect of such acquisition would be that Tarantella would then beneficially own and/or have the right to acquire more than twenty-eight percent (28%) of the Voting Stock (the "Standstill Percentage");

     ------------------------                             ---------------------
      CUSIP No. 12877Q 10 7                                 Page 8 of 10 Pages
     ------------------------                             ---------------------

                    (ii) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act, as such Regulation is currently in effect) with respect to the voting of any Voting Stock if Caldera is at the time of such solicitation publicly-traded and subject to the proxy rules promulgated under the Exchange Act;

                    (iii) otherwise seek, either alone or in concert with
                          others, to control the Caldera Board; or

                    (iv) disclose any intention, plan or arrangement inconsistent with the foregoing.

               References to, and descriptions of, the Stockholder Agreement are qualified in their entirety by reference to the copy of the Stockholder Agreement included as Exhibit 6 to this Schedule 13D and incorporated herein in its entirety where such references and descriptions appear.

         (ii) On December 30, 1999, Tarantella purchased 41,666 shares of Caldera Series B preferred stock, which has since converted into Caldera common stock.

         (iii) On January 8, 2001, The Canopy Group, Inc., a Utah corporation, provided Tarantella with an $18 million loan facility, and took a security interest on the assets of Tarantella including the shares of Caldera that Tarantella has since acquired (except for those shares reserved for fulfilling previous warrant obligations described in (iv) below).

         (iv) Pursuant to the Common Stock and Warrant Purchase Agreement, dated September 11, 2000, by and among Tarantella (formerly, The Santa Cruz Operation, Inc.) and certain investors (the "Investors"), Tarantella sold and the Investors purchased 409,375 units at $32.00 per unit. Each unit consists of eight (8) shares of the common stock of Tarantella and a warrant to purchase either 2 additional shares of Tarantella common stock at $4.00 per share subject to certain reductions in price as set forth in the agreement or 1 share of the common stock of Caldera held by Tarantella at $8.00 per share subject to certain reductions in price as set forth in the agreement. For every purchase of 2 shares of common stock of Tarantella, the number of shares of common stock of Caldera that the Investor may purchase under the warrant shall be reduced by one 1. For every purchase of 1 share of common stock of Caldera, the number of shares of common stock of Tarantella that the Investor may purchase under the warrant shall be reduced by two 2.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

     ------------------------                             ---------------------
      CUSIP No. 12877Q 10 7                                 Page 9 of 10 Pages
     ------------------------                             ---------------------

          1. Agreement and Plan of Reorganization, dated August 1, 2000 and amended September 13, 2000, December 12, 2000 and February 9, 2001, by and among Caldera Systems, Inc., Caldera International, Inc. and Tarantella, Inc. (formerly, The Santa Cruz Operation, Inc.).

          2. Escrow Agreement, dated May 7, 2001, by and among Caldera, Caldera Systems, Tarantella, Inc. (formerly, The Santa Cruz Operation, Inc.) and Wells Fargo Bank, N.A., as escrow agent.

          3. Stockholder Agreement, dated May 7, 2001, by and among Caldera Systems, Inc., Caldera International, Inc., Tarantella, Inc. (formerly, The Santa Cruz Operation, Inc.) and certain stockholders of Caldera International.

          4. Secured Promissory Note, dated May 7,2001, issued by Caldera International, Inc, to Tarantella, Inc. (formerly, The Santa Cruz Operation, Inc.).

          5. Form of Security Agreement, dated May 7, 2001, entered into by Caldera Systems, Inc. and Caldera International, Inc. with Tarantella, Inc. (formerly, The Santa Cruz Operation, Inc.).

          6. Security Agreement, dated January 8, 2001, between The Canopy Group, Inc. and Tarantella, Inc. (formerly, The Santa Cruz Operation, Inc.) (filed as Exhibit 10.46 of Caldera's Registration Statement on Form S-4, Registration No. 333-45936).

          7. Common Stock and Warrant Purchase Agreement, dated September 11, 2000, by and among Tarantella (formerly, The Santa Cruz Operation, Inc.) and certain investors (filed as Exhibit 10.1 of Tarantella's Current Report on Form 8-K, filed September 22,
               2000).

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2001

                                      TARANTELLA, INC.


                                      By: /s/ Steven M. Sabbath
                                          ---------------------------------
                                              Steven M. Sabbath
                                              Senior Vice President, Law &
                                              Corporate Affairs, and Secretary

                                    Schedule A

              DIRECTORS AND EXECUTIVE OFFICERS OF TARANTELLA, INC.

The following table sets forth the name, business address and principal occupation or employment of each director and executive officer of Tarantella, Inc. Except as indicated below, the business address of each is Tarantella, Inc., 425 Encinal Street, Santa Cruz, California 95060.

                               Board of Directors


Name                                    Title
----                                    -----

Ninian Eadie                            Retired
18 The Mall
East Sheen, London SW14 7EN
United Kingdom

Ronald Lachman                          Partner
3140 Whisperwoods Court.                Lachman Goldman Ventures
Northbrook, IL 60062

Robert M. McClure                       President
c/o Unidot                              Unidot, Inc.
5363 N. Casabel
Benson, AZ 85602

Douglas L. Michels                      President and Chief Executive Officer
                                        Tarantella, Inc.

Alok Mohan                              Chairman of the Board
                                        Tarantella, Inc.

R. Duff Thompson                        Managing General Partner
c/o EsNet, Ltd.                         EsNet, Ltd.
5152 N. Edgewood Drive, Suite 350
Provo, UT 84604

Gilbert Williamson                      Retired
2320 Kettering Tower
Dayton, OH 45423

                     EXECUTIVE OFFICERS OF TARANTELLA, INC.


Name                               Title
----                               -----

Randall Bresee                     Senior Vice President and Chief Financial
                                   Officer

Douglas L. Michels                 President & Chief Executive Officer


Steven M. Sabbath                  Senior Vice President Law and Corporate
                                   Affairs and Secretary

Geoff Seabrook                     Senior Vice President, Corporate Development